February 15, 1997


     Re:  Decade Companies Income Properties ("DCIP")



Dear Limited Partner:


     You have received several communications from Arnold Leas and his company. Leas has attacked your Partnership and its management. We are offended by Leas' attempt to disrupt the Partnership and we resent his accusations and innuendos. Cutting through the fine print of the Leas proxy and the rhetoric in his letters, we ask you to consider the following:

     1. What we believe to be significant misstatements of fact and material omissions in the Leas proxy have led to substantial litigation and legal costs. This is consistent with Leas' past practices. Please see the enclosed newspaper article and Judge Snyder's comments about Mr. Leas.

     2. Leas' proxy solicitation states that he is not interested in becoming the general partner of DCIP if the Fair Price Provision remains in effect (in other words, he does not want to pay anyone anything). The Fair Price Provision was adopted by a majority of the Partners and all Partners (even those who did not vote for the amendment) now have the right to receive cash for their Interests under the terms of the Fair Price Provision. This provision cannot be repealed without the consent of Decade Companies (the General Partner) and Decade Companies has no intention of consenting to such a repeal.

     3. Leas has been informed that Decade Companies will not consent to repeal of the Fair Price Provision. It was put in place to protect Partners from being forced to accept an unsuitable general partner. Leas claims that he will attempt to have the Fair Price Provision deleted from your Partnership Agreement. We have informed Leas in writing that this will not be possible and have asked him to stop his offer and the litigation in light of the futility of his position and in order to save the Partnership from further needless expense. He has refused to do so. This is consistent with his past practices, as described above.

     4. Leas does not believe that your Partnership is worth the amount called for under the Fair Price Provision and he has stated that he will not pay it. Decade, on the other hand, has subordinated the receipt of its real estate commissions for the sale of property and its profit participation upon liquidation until after the limited partners have received the 6% per annum return, as contemplated, under the Fair Price Provision.

     5. The cost associated with removing and replacing the General Partner would be hundreds of thousands of dollars. This would come in the form of additional legal costs, higher interest rates, transfer taxes, and acceleration of other payments. In addition, Leas has stated that he will attempt to have the Partnership pay his legal costs, which we believe will ultimately exceed $200,000. Leas says that he believes all these costs will be recouped from operational savings of the Partnership. We do not agree. However, even assuming he could achieve any operational savings, it would take years to recoup the cost associated with the takeover. Further, if the properties were sold relatively quickly there would never even be an opportunity to realize the operational cost savings.

     6. Leas wants his company to manage the DCIP properties. However, Leas has never managed properties in Florida (where two of the Partnership's three properties are located) and to our knowledge has never seen the Partnership's Florida properties. We believe he does not have the expertise to adequately manage the Partnership's properties.

     Currently, the only properties Leas manages are located in Wisconsin and all of those properties amount to less than half of the number of apartment units owned by your Partnership. In addition, the Leas REIT, his primary real estate investment vehicle, does not even cash flow. Your Partnership, on the other hand, does cash flow. It is no wonder that he would like to get control of the DCIP properties.

     We believe that Leas hopes to take control of your Partnership without paying you for it. He should not be allowed to do so. If he wants the Partnership's properties, he should be prepared to pay for them.

     Decade Companies hopes and intends to remain the General Partner of DCIP through its liquidation phase. We believe the Partnership has performed well over the years, having distributed in excess of $11 million to its Partners. DCIP's annually audited financial statement (audited by one of the world's largest public accounting firms) reflect these distributions and all revenues, fees and expenses. We further believe that the orderly liquidation of the Partnership's properties will provide further benefits. If presently proposed capital gains tax reform is approved, this would provide additional opportunities for the Partners.

     Finally, before you vote on the Leas take-over proposal, please read the enclosed instructions on preserving your rights under the Fair Price Provision. Do not give up your rights to cash. If you have already voted, please contact our office and we will explain how you can still preserve your rights.

     If you have any questions or concerns, please contact me at
(414) 792-9200.

Very truly yours,


Michael Sweet
Partnership Manager
Enclosures

                  HOW TO PROTECT YOUR RIGHTS TO
                          RECEIVE CASH
                 UNDER THE FAIR PRICE PROVISION


     [_] If you vote For the Leas Proposal, you will LOSE your right to receive cash.

     [_] If you vote Against the Leas Proposal, you maintain your right to receive cash.

     [_] If you Abstain from voting, you maintain your right to receive cash.

     [_] If you do not vote, you maintain your right to receive cash.



 KEEP YOUR RIGHTS TO RECEIVE CASH UNDER THE FAIR PRICE PROVISION



             Vote Against, Abstain, or Do Not Vote.

A vote for Leas could allow him to take control of your Partnership without paying you.

If you have any questions on your rights to the Fair Price
Provision, call Michael Sweet, Partnership Manager, at
(414) 792-9200 before voting.

If you have already voted For, but want to retain your rights to receive cash, call our office.




   Waukesha County Freeman - Tuesday, October 15, 1991 - Page 7-A

     Battle over $535 security deposit ends in $12,000 award

by John Schroeder
Freeman Staff

WAUKESHA - An incident that could have been solved for $535 four years ago ended in court recently at a cost of $12,677.25.

     In 1984, Dr. John F. Johanson and his wife, Beth, leased a home in Wauwatosa from Arnold L. Leas of Brookfield. When the Johansons bought a house, they left the rental home and asked for their security deposit of $535, plus $101.88 for unused heating oil in the home's tank.

     The law says that security deposits must be returned within 21 days, unless a reason for withholding the deposit is given.
None was.

     The law also provides for double damages if the deposit is not returned. When the Johansons informed Leas of that, the deposit was returned, but after the 21-day deadline. Although the Johansons had the check, they sued for double damages.

     The first case went to Judge Clair H. Voss who ruled that the money the Johansons had received from Leas was sufficient. The Johansons appealed and the case came back to circuit court for an order awarding them double damages and attorney fees.

     Judge Willis J. Zick got the case and ordered the double damages but refused to rule on the attorney fees. The case then went to Judge Patrick L. Snyder.

     Snyder eventually ruled that the Johansons were entitled to $11,504.37. But in his decision, Snyder went further and chastised those involved for carrying on the litigation until the attorney fees went up so high.

     "This is an unfortunate case," Snyder wrote. "It does not exhibit anyone's best image. Adversary positions have been strenuously pursued. Throughout this litigation, Leas has accused Johanson of being unreasonable, unwilling to compromise and interested only in seeking higher and additional fees.

     "A review of the record, however, reflects that it was Leas who pursued litigation to the maximum. It was Leas who would not accept that Johanson was is entitled to be compensated for double the security deposit; Leas who demanded depositions and written interrogatories on every issue and who resisted Johanson's offers and attempts at settlement. It was Leas who was always a day late and a dollar short."

     Snyder wrote that, except for being somewhat limited to awarding attorney fees, he "would strongly consider an award of attorney fees to Johanson on a finding of 'overtrial' in that the manner in which the case was handled by the defense created extremely high costs which under the circumstances were unwarranted."

     Snyder also chided Johanson's attorney for unnecessarily responding to briefs from Leas' attorney on issues other than attorney fees, in spite of being admonished by the court not to address other issues.